EXHIBIT 99.1

                                   ORCKIT LOGO

            Orckit Communications Reports 2006 Second Quarter Results

TEL AVIV, Israel, July 25 -- Orckit Communications Ltd. (Nasdaq: ORCT) today reported results for the second quarter and six months ended June 30, 2006.

Revenues in the second quarter of 2006 were $14.7 million compared to $21.8 million in the quarter ended June 30, 2005 and $25.0 million in the previous quarter ended March 31, 2006.

Net income for the quarter ended June 30, 2006 was $294,000, or $0.02 per diluted share, compared to net income of $3.9 million, or $0.21 per diluted share, for the quarter ended June 30, 2005 and net income of $5.8 million, or $0.34 per diluted share, for the previous quarter ended March 31, 2006.

Revenues for the six months ended June 30, 2006 were $39.7 million compared to $42.4 million for the six months ended June 30, 2005. Net income for the six months ended June 30, 2006 was $6.1 million, or $0.36 per diluted share, compared to net income of $7.0 million, or $0.39 per diluted share, for the six months ended June 30, 2005.

Key highlights for the quarter:

- Product evaluations of CM-100 Packet Transport Systems continued with several carriers, primarily in Asia.

- Corrigent's CM-100 Packet Transport Systems have been certified by the Metro Ethernet Forum as compliant with the MEF Carrier Ethernet Services, Test Specification MEF9. The MEF is an international forum focused on promulgating specifications to accelerate the worldwide adoption of Ethernet services.

- The introduction of a new Fibre Channel interface card, now available with the CM-100 product line. This new module addresses the requirements of large enterprise customers that desire to extend their storage area network capabilities across the public network. By using an enhanced solution of Fibre Channel over IP transmission, carriers can gain significant operational benefits over existing solutions.

- The release of a suite of TDM-to-Ethernet interface cards for the CM-100 that enables carriers to easily aggregate Ethernet and other packet services from existing TDM access networks. Using the CM-100, service providers can now offer popular Ethernet services over existing TDM access networks and aggregate these services efficiently on 10Gbps packet rings. Carriers with heavy TDM traffic are expected to enjoy capital expenditure and operational benefits by using these functionalities.

Izhak Tamir, President of Orckit, commented, "Worldwide trends for convergence of wireline and wireless networks, coupled with the introduction of IP video services, continue to drive the need for metro network upgrades. We see growing interest in our CM-100 product family from leading telecom carriers as they evaluate 10 Gigabit per second metro upgrades to support data, video and TDM services."

He continued, "KDDI, our most significant customer, is progressing in its efforts to have a fully IP-based fixed-mobile converged network, while enjoying subscriber growth for its data services over wireline as well as cellular networks. However, following the significant network expansion KDDI has undertaken using the CM-100 product, additional expansion in 2006 will be low. Nevertheless, we believe that we are well positioned to benefit from the continued growth in KDDI's subscriber base for data and video services, and from expected deliveries related to its future network expansion."

Mr. Tamir concluded: "Our R&D efforts remain on track. We are adding superior capabilities to the CM-100 metro platform for high-end metro transport services addressing converged TDM and IP data solutions. We believe that product evaluations, trial activities and increased interest from established carriers will lead to renewed revenue growth in the future."

Outlook and Guidance

As a result of lower demand for our products in Japan this year, we are reducing our guidance for 2006. For the year ending December 31, 2006, we expect revenues to be in the range of $62.0 million to $68.0 million, net income to be in the range of $2.9 million to $6.0 million and net income per diluted share to be in the range of $0.17 to $0.35.

Conference Call

Orckit Communications will host a conference call on July 25, 2006, at 11 a.m. EST. The call can be accessed by dialing 1-866-406-5408 in the
United   States  and   1-973-582-2822   internationally.   A  replay  of  the
call will be available at http://www.orckit.com. A replay of the call will be also available through August 1, 2006 at 11:59 p.m. at 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access this replay, enter the following code: 7592389.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and
MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com
                                 --------------

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                                TABLES TO FOLLOW


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                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (US$ in thousands, except per share data)

                                                Three Months Ended                      Six Months Ended
                                                      June 30                                June 30
                                                2006          2005               2006                    2005
                                                ----          ----               ----                    ----



Revenues                                       $14,706   $  21,754      $      39,665           $      42,401

Cost of revenues                                 7,357      11,115             19,385                  21,662
                                                 ------     ------             ------                  ------
Gross profit                                     7,349      10,639             20,280                  20,739

Research and development expenses, net           3,982       3,941              8,222                   7,907

Selling, marketing general and
administrative expenses                          3,662       3,709              7,565                   7,395
                                                 ------      ------             ------                  ------
Total operating expenses                         7,644       7,650             15,787                  15,302
                                                 ------      ------             ------                  ------
Operating income (loss)                           (295)      2,989              4,493                   5,437

Financial income, net                              589         865              1,621                   1,558
                                                ------      ------             ------                  ------
Net income                                     $   294   $   3,854      $       6,114           $       6,995
                                                ======      ======             ======                  ======
Net income per share - basic                   $  0.02   $    0.28      $        0.40           $        0.51
                                                ======      ======             ======                  ======
Net income per share - diluted                 $  0.02   $    0.21      $        0.36           $        0.39
                                                ======      ======             ======                  ======
Weighted average number of shares
outstanding - basic                             15,513      13,917             15,218                  13,674
                                                ======      ======             ======                  ======
Weighted average number of shares
outstanding - diluted                           16,685      16,515             17,020                  16,260
                                                ======      ======             ======                  ======

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                                                                ORCKIT COMMUNICATIONS LTD.
                                                                CONSOLIDATED BALANCE SHEETS
                                                                (US$ in thousands)


                                                                                             June 30                   December 31
                                                                                                2006                         2005
                                                                                                ----                         ----


                       ASSETS

Current assets:

    Cash and short term marketable securities                                       $          39,759              $        45,379
    Trade receivables                                                                           1,047                          702
    Other receivables                                                                           1,682                        1,520
    Inventories                                                                                 3,416                        3,330
                                                                                               ------                       ------
          Total  current assets                                                                45,904                       50,931

Long term marketable securities                                                                61,849                       72,381
Severance pay fund                                                                              3,033                        2,894
Property and equipment, net                                                                     3,185                        3,740
                                                                                               ------                       ------
          Total  assets                                                             $         113,971              $       129,946
                                                                                               ======                       ======


                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                                                  $           7,517              $         9,282
    Accrued expenses and other payables                                                        12,276                       19,173
    Deferred income                                                                            13,235                       28,736
                                                                                               ------                       ------
          Total current liabilities                                                            33,028                       57,191

Long term liabilities :

    Accrued severance pay                                                                       4,011                        3,689
                                                                                               ------                       ------
          Total liabilities                                                                    37,039                       60,880

Shareholders' equity                                                                           76,932                       69,066
                                                                                               ------                       ------
          Total  liabilities and shareholders' equity                               $         113,971             $        129,946
                                                                                               ======                       ======


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